

September 18, 2014

<u>Via E-mail</u>
George Thanopoulos
Chief Executive Officer
Metaldyne Performance Group Inc.
47659 Halyard Drive
Plymouth, MI 48170

> **Re: Metaldyne Performance Group Inc.**
> **Registration Statement on Form S-1**
> **Filed August 22, 2014**
> **File No. 333-198316**

Dear Mr. Thanopoulos:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Prior to printing and distribution of the preliminary prospectus, please provide us with mock-ups of any pages that include pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

2. We note that the prospectus includes market and industry data derived from publications, surveys, and reports, including from IHS, ACT Research, Yengst Associates, LMC Automotive, FTR, ICCT, and McKinsey. If any of these publications, surveys, or reports were commissioned by you for use in connection with the registration statement, please file consents of such third parties pursuant to Rule 436 of the Securities Act as exhibits to your registration statement or tell us why you believe you are not required to do so.

Market and Industry Information, page iv

3. Please revise the statement in the first paragraph that "neither we nor the underwriters can guarantee the accuracy or completeness of this information" to remove the implication that you are not responsible for the accuracy and completeness of the statements made in the registration statement.

Summary, page 1

Summary Historical Financial and Other Data, page 14

4. We note the discussion on page 1 and elsewhere in the filing where you discuss pro forma revenues, adjusted EBITDA and net earnings without accompanying these discussions with an equally prominent discussion of historical financial information for the period. Please include an equally prominent discussion of your historical results of operations wherever this pro forma information is discussed in the filing.

Risk Factors, page 18

Risks Related to this Offering, page 40

5. Please add a risk factor describing the risks to investors attendant to the exclusive forum provision in your certificate of incorporation. We note in this regard your disclosure on page 146.

Capitalization, page 46

6. Please revise the introductory paragraph to disclose that the selling stockholders will receive all of the proceeds from the sale of your shares in the public offering. Also, please discuss in the introductory paragraph the significant terms of the Combination and Refinancing transactions.

7. Please revise to reflect the non-controlling interest separately from the total equity attributable to your stockholders consistent with the presentation in your June 30, 2014 balance sheet included on page F-46.

8. Please expand to describe the nature, amount and terms of the borrowings that will be available and outstanding under the debt financing transactions to be consummated in connection with the offering that will refinance the existing long-term indebtedness of HHI, Metaldyne and Grede. Additionally, please confirm that you will file the executed loan agreements as exhibits to your registration statement and describe their material terms in the prospectus. Refer to Item 601 of Regulation S-K.

Unaudited Pro Forma Financial Data, page 49

9. Please revise the introductory paragraph and the notes to the pro forma financial information to disclose the nature and significant terms of the Grede Transaction, the Combination and the Refinancing Transaction. Also, explain the accounting treatment used for each of these transactions in the pro forma financial information. Refer to the guidance outlined in Rule 11-02(b)(2) or Regulation S-X.

10. We note from the discussion on page 49 that in connection with the Combination, you expect to incur additional professional fees and stock-based compensation expenses resulting from equity grants pursuant to the 2014 Equity Incentive Plan. Please tell us and revise to disclose the nature and amounts of the professional fees that you expect to incur in connection with the combination. Also, please tell us and revise to disclose the number and significant terms of the equity grants issued that will result in recognition of stock-based compensation expense in connection with the combination. Please note that pro forma adjustments for each of these items should be included in the pro forma balance sheet if they are factually supportable and directly attributable to the combination transaction as required by Rule 11-02(b)(6) of Regulation S-X.

Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 51

Unaudited Pro Forma Condensed Consolidated Statements of Operations, pages 52 and 53

11. Please revise to include separate subtotals which reflect the impact of pro forma adjustments resulting from the Combination, and the Refinancing.

12. Please revise to disclose your historical basic and diluted earnings per share and your pro forma basic and diluted earnings per share on the face of your pro forma condensed consolidated statements of operations for each period presented. The notes to your pro forma financial information should also clearly explain how both historical and pro forma basic and diluted earnings per share were calculated or determined.

Notes to Unaudited Pro Forma Condensed Consolidated Statements of Operations, page 54

13. Refer to footnote (a). Please revise to disclose the significant assumptions that were used to calculate or determine this pro forma adjustment. As part of your revised disclosure, please indicate the amount of the fair value adjustment made to plant and equipment in connection with the acquisition transaction and disclose the period over which the fair value adjustment is being amortized to expense.

14. Refer to footnote (b). Please disclose the period over which the step-up of inventory recognized in connection with the acquisition will be amortized to expense. Also, please explain in footnote (b) why there is a negative adjustment for the six month period ended June 29, 2014.

15. Refer to footnote (c). Please explain in footnote (c) how the inventory policies of Grede are being revised to align with those of MPG. Also, please explain in footnote (c) how you calculated or determined the pro forma adjustment for the year ended December 31, 2013 and explain why no similar adjustment was required for the six months ended June 29, 2014.

16. Refer to footnote (e). Please disclose in footnote (e) the nature and amount of the intangible assets that were recognized as a result of the Grede transaction and disclose the period over which the amounts recognized are being amortized to expense.

17. Refer to footnote (f). Please revise to disclose whether the $50.8 million of one-time transaction expenses eliminated in pro forma adjustment (f) reflect the actual historical expenses incurred by MPG in connection with the Grede transaction and disclose the nature and amounts of the costs comprising this adjustment. Also, please explain why the amount disclosed in footnote (f) of $50.8 million does not agree to the amount incurred during the six months ended June 29, 2014 in connection with the Grede transaction of $13.0 million as discussed in the second bullet point under the heading "The Transactions and the Combination" on page 60 of MD&A and with the amount presented in MPG's interim financial statements on page F-47.

18. Refer to footnote (g). Please revise footnote (g) to disclose the amount of the Grede acquisition debt and the related interest rate thereon which were used to calculate or determine the pro forma adjustment to interest expense for the Grede acquisition debt.

19. In a related matter, please disclose the amount of deferred financing costs incurred in connection with the Grede acquisition debt and disclose the period and method being used to amortize these costs to interest expense.

20. Refer to footnote (i). Please disclose in footnote (i) the nature and significant terms of the debt obligations that you expect to incur and repay as part of the refinancing transaction that will be completed prior to the consummation of the offering.

21. Refer to footnote (j). Please explain how the adjustments reflected in the column "offering pro forma adjustments" that relate to the termination management consulting agreements between American Securities and each of HHI, Metaldyne and Grede were calculated or determined.

22. Refer to footnote (k). Please revise footnote (k) to itemize and describe the expenses that are being adjusted or eliminated in connection with the Combination.

Management's Discussion and Analysis of Financial Condition, page 58

Key Operating Metrics, page 63

23. Please move this section to follow the section titled "Key Components of Results of Operations," as its current placement in the filing implies that these metrics may be more important than your results of operations determined in accordance with generally accepted accounting principles.

24. In addition, please expand your disclosure in this section to describe the substantive reasons why these measures are useful to potential investors. Please note that with respect to free cash flow, any statements describing its usefulness should not imply that it represents cash flow available for discretionary purposes without clarifying that it excludes mandatory expenditures such as debt service. Refer to Question 102.07 of the Compliance and Disclosure Interpretations regarding Non-GAAP Measures.

Results of Operations, page 66

25. We note your disclosure regarding the factors for which fluctuations in income statement line items are attributed; however, in addition to discussing the reasons for the change (or lack thereof), you should also quantify the reasons for the change, particularly when more than one factor is attributed to the change. For example, you state that certain increases were "primarily" attributed to one factor, and "partially offset" by another factor, or, you indicate, that "additionally", an increase was attributed to more than one factor without quantifying each. For a company with the size and breadth of operations as yours, these disclosures should be presented in a manner so as to allow investors to discern the relative contribution of each of the multiple components cited to the total change. Please revise to separately quantify each significant factor contributing to the change for each of the line items discussed within the results of operations section.

Six Months ended June 29, 2014 compared with Six Months ended June 30, 2013, page 66

26. We note that you have presented a discussion of Grede's sales, costs of sales and gross profit on a combined non-GAAP basis for the six months ended June 29, 2014 as compared to the six month period ended June 30, 2013, a period when you did not hold an ownership interest in Grede. Please revise to eliminate the discussion of Grede's sales and related costs of sales for periods in which you did not hold an ownership interest in them from the filing. We do not believe it is appropriate for you to include a discussion of Grede's results of operations in the filing for periods in which you held no related ownership interest since it implies you shared or participated in their results of operations. Your discussion of Grede's sales, costs of sales and gross profit for the 2014 period should include only that 28-day period during which you held an ownership interest in this entity. Your discussion of the results of operations for MD Investors Corporation for periods in 2012 in which an ownership interest in this entity was not held

should also be similarly eliminated from the filing. Please note that we will not object to the inclusion of a supplemental discussion of Grede's or MD Investors results of operations in the filing similar to that included on pages 94 and 95 of the registration statement to the extent that such information is clearly labeled as supplemental information and is accompanied by disclosure explaining that such results have not been reflected in your consolidated financial statements since they represent financial information for periods prior their acquisition.

Year Ended December 31, 2013 compared with year ended December 31, 2012, page 71

Year Ended December 31, 2012 compared with Year Ended December 31, 2011, page 79

27. We note that you have presented a discussion of your results of operations for the year ended December 31, 2013 with a discussion of the successor 2012 and predecessor 2012 periods on a combined non-GAAP basis for purposes of your discussion and analysis of the results of operations for these periods. We also note that you have presented a similar discussion of combined successor 2012 and predecessor 2012 combined results of operations in comparison to your results of operations for the year ended December 31, 2011. Please note that we do not believe it is appropriate to present a combined discussion of the predecessor and successor periods of 2012 for purposes of your MD&A discussion due to the change in basis that resulted from the acquisition transaction. Accordingly, please revise to eliminate this combined discussion of successor and predecessor period results from MD&A. In lieu of this discussion, please revise MD&A to include a discussion of the predecessor and successor periods in 2012 as presented in the financial statements included in the registration statement.

Contractual Obligations, page 86

28. Please reconcile the contractual obligations associated with your long-term debt disclosed in the table on page 86 with the amounts disclosed in Note 14 on page F-20 of your financial statements.

29. Given the significant changes in your debt obligations that resulted from the Grede acquisition and which will result from your planned refinancing transaction in connection with the offering, please consider revising to include a pro forma table of your contractual obligations that gives effect to each of these transactions. This pro forma table should be accompanied by footnote disclosures explaining the nature and amount of any adjustments made to your historical contractual obligations to arrive at the pro forma amounts.

Cash Flows, page 87

30. We note the discussion in the last paragraph on page 87 which indicates that you compare cash flows for the successor 2012 period and the predecessor 2012 periods on a combined non-GAAP basis for purposes of the discussion of your cash flows. However, we note

that the discussion which follows is based solely on the individual predecessor and successor periods in 2012 as reflected in your financial statements. Accordingly, please delete the discussion in this paragraph of MD&A from the filing. As noted above, combined presentation and discussion of predecessor and successor periods in the filing is not considered appropriate due to the changes in basis that resulted from the Metaldyne and Grede acquisition transactions.

Critical Accounting Policies, page 90

31. We note your discussion of your critical accounting policies. It appears that several items included here are a mere repetition of your Significant Accounting Policies in Note 3 to your financial statements. Pursuant to Release 33-8350, this section is intended to focus on the sensitivity aspects of your critical accounting policies, that is, the likelihood that materially different amounts would be reported under different conditions or assumptions. In making these disclosures, registrants need not repeat information that is already included in the financial statements or other sections of the filing. In this regard, please expand your discussion of your various critical accounting policies to provide further insight into the methods and significant assumptions used and consider providing a sensitivity analysis explaining how changes in assumptions or the use of different assumptions could impact your conclusions. For example, considering the number and materiality of your recent acquisitions, it would be useful to an investor to expand to address significant assumptions used in the determination of fair value of acquired assets and their related useful lives. Also, given the materiality of the compensation expenses recognized in connection your stock-based compensation awards, please revise to explain in detail how you value your stock-based compensation awards.

Stock Based Compensation, page 90

32. To the extent the estimated IPO price is expected to differ significantly from the most recent fair value determined for your common shares, please tell us the significant factors and events contributing to the changes in fair value of the underlying stock leading up to the expected IPO. This discussion should generally explain any significant intervening events and reasons for changes in assumptions, as well as the weighting of expected outcomes that resulted in the changes in the fair value of your shares and related stock-based compensation. Refer to the guidance outlined in section 14.13 of the AICPA Audit and Accounting Guide, Valuation of Privately- Held- Company Equity Securities Issued As Compensation.

Quantitative and Qualitative Analysis of Market Risk, page 93

33. Your current discussion of your exposure to foreign exchange rate risk does not comply with the guidance outlined in Item 305(a) of Regulation S-K. Please revise your discussion of your exposure to this risk to comply with one of the suggested formats outlined in Item 305(a) of Regulation S-K.

Supplemental Results of Operations Information for MD Investors Corporation, page 94

34. We note that you have presented a supplemental MD&A discussion of the results of operations for MD Investors Corporation for periods prior to when you acquired them. Please revise to include an introductory paragraph to explain that the discussion of results of operations for this period is for periods prior to when you acquired your ownership of this entity on December 18, 2012 and is presented for purposes of additional analysis since the results for the periods presented are not included in your consolidated results of operations for these periods.

Business, page 96

Our Competitive Strengths, page 103

Strong Financial Profile with Focus on Cash Flow Generation, page 105

35. We note your discussion of your pro forma adjusted EBITDA and pro forma adjusted free cash flow for 2013 on page 105. In order to provide a more balanced presentation, please revise your discussion of each these measures on page 105 to also include a discussion of the most comparable GAAP measures on both an actual and pro forma basis. Refer to the guidance outlined in Item 10(e) of Regulation S-K.

Suppliers and Raw Materials, page 110

36. We note the first risk factor on page 22 regarding your suppliers. In this section, please clarify the extent to which you are dependent on single or sole source suppliers of raw materials and components and, to the extent material, discuss your ability to find alternative sources of supply.

Executive and Director Compensation, page 118

Performance Based Compensation, page 119

37. Your disclosure in this section describes performance targets you use to evaluate performance but does not quantify these targets. Please quantify all company-wide performance targets, including Adjusted EBIDTA for each of HHI, Metaldyne, and Grede, Operating Cash Flow for Metaldyne, and Adjusted Free Cash Flow for Grede, or provide us with your analysis for concluding that the disclosure of such targets is not required because it would result in competitive harm and such disclosure may be omitted pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Please refer to Item 402 of Regulation S-K.

Long-Term Equity Incentive Awards, page 124

38. We note from the discussion in the third paragraph on page 125 that all of the options granted to your executive officers provide for full vesting upon a "transaction" as defined in the individual award agreements, subject to continued employment through consummation of the transaction. Please tell us the nature or type of transaction that will result in full vesting of these awards and indicate if other awards granted to your employees are subject to similar vesting provisions. Also, if your planned public offering will result in full vesting of these awards, please revise MD&A to discuss the amount of compensation expense that will be recognized in connection with your planned public offering and explain how you will calculate or determine the amount of expense you expect to recognize in connection with your public offering.

Principal and Selling Stockholders, page 141

39. Please list separately affiliates of American Securities, LLC in the selling stockholders table on page 142.

40. Please identify the individual or individuals who have voting and dispositive power with respect to the shares being offered by each affiliate of American Securities, LLC.

41. Please disclose that the selling stockholders may be deemed underwriters for this offering.

Shares Eligible for Future Sale, page 147

Lock-Up Arrangements and Registration Rights, page 147

42. We note your disclosure on page 40 that "Merrill Lynch, Pierce, Fenner & Smith Incorporated, on behalf of the underwriters, may, in its sole discretion and without notice, release all or any portion of the shares subject to lock-up agreements prior to the expiration of the lock-up period." Please revise your disclosure here to describe the circumstances under which the underwriters may release all or a portion of the shares subject to lock-up prior to the expiration of the lock-up.

Material U.S. Federal Income Tax Considerations for Non-U.S. Holders, page 149

43. Please revise the statements that the tax summary is a "general discussion," that "this discussion is for general information only," and similar statements on pages 149 and 152 to remove the implication that investors are not entitled to rely on the disclosure in this section.

Metaldyne Performance Group Inc. Financial Statements, page F-5

Consolidated Statements of Stockholders Equity (Deficit) page F-8

44. We note that the successor's statement of stockholders' equity for the period from October 6, 2012 through December 31, 2012 reflects two transactions described as "Recognition of HHI Transaction" and "Recognition of Metaldyne Transaction" which increased paid in capital by $254,734 and $295,387, respectively. Please tell us and explain in the notes to your financial statements how these adjustments to paid-in-capital in connection with the acquisition transactions were calculated or determined.

Consolidated Statements of Cash Flows, page F-9

45. We note the disclosure in your statement of cash flows of a cash flow from financing activity during the successor period of 2012 described as "proceeds from stock issuance" in the amount of $545,993. Please revise the notes to your financial statements to describe the nature and significant terms of this transaction. Also, please explain why this transaction has not been reflected in the consolidated statement of equity for the successor period of 2012.

Note (3) Significant Accounting Policies, page F-11

46. Please revise your accounting policy disclosures to disclose your policy for recognizing and measuring product warranty accruals. Also, if warranty accruals are material, please also revise to include all of the disclosure outlined in ASC 460-10-50-8.

47. Please revise to disclose your accounting policy for recognizing research and development costs and disclose the total amount of such costs expensed in your financial statements during each period presented. Also, please explain where these costs have been reflected in your consolidated statements of operations. Refer to the disclosure requirements outlined in ASC 730-10-50.

Note 5. HHI Transaction, page F-14

48. Please revise Note 5 to disclose the percentage interest in HHI that was acquired by American Securities on October 5, 2012 as required by ASC 805-10-50-2 and explain why you believe the use of the push-down accounting in the financial statements of the Company was appropriate. Note 6 should be similarly revised with respect to the Metaldyne acquisition transaction.

Note 5. HHI and Metaldyne Transaction pages F-15

Note 6. Metaldyne Transaction, page F-17

49. Given the significant amount of purchase consideration allocated to goodwill in the HHI
    and Metaldyne acquisitions, please revise to describe the qualitative factors that make up
    goodwill such as expected synergies from the combining operations, intangible assets that
    do not qualify for separate recognition, or other factors. Refer to the guidance outlined in
    ASC 805-30-50-1. Note 4 to your interim financial statements should be similarly
    revised with respect to the goodwill recognized in connection with the Grede transaction.

50. In addition, please expand your disclosure to describe how the fair value of the various
    categories of assets and liabilities acquired in each acquisition transaction were
    determined. As part of your revised disclosure, describe the methods and significant
    assumptions used in your valuation of each material category of identifiable intangible
    assets recognized in connection with each acquisition transaction. Also, please explain
    the method and assumptions used to determine the fair value of the non-controlling
    interests. Refer to the guidance outlined in ASC 805-20-50.

51. Please revise Notes 5 and 6 to disclose the amounts of revenue and earnings of HHI and
    Metaldyne since the acquisition date which have been included in the consolidated
    income statement for the reporting period in which the acquisitions occurred. Also,
    please revise to disclose the revenue and earnings of the combined entity for the current
    reporting period as though the acquisition date for all business combinations that
    occurred during the period had been as of the beginning of the annual reporting
    period. Comparable information for the prior annual period should also be presented as if
    these acquisitions had occurred at the beginning of the comparable prior annual reporting
    period. Refer to the disclosure requirements outlined in ASC 805-10-50-2(h).

Note 11. Amortizable Intangible Assets, page F-19

52. Please tell us and explain in the notes to your financial statements how you determined
    the useful lives that are being used to amortize customer relationships and platforms and
    patented and unpatented technology to expense. As part of your response and your
    revised disclosure, please explain in further detail why you believe that these categories
    of intangibles will continue to contribute to your expected cash flows for periods of 15
    and 16, years respectively from the related acquisition dates pursuant to the guidance in
    ASC 350-30-35.

53. We note from your accounting policy described in Note 3 on page F-12, that amortizable
    intangible assets are amortized on a straight line basis over their estimated useful
    lives. We also note that the most material portion of amortizable intangible assets related
    to the HHI, MDH, and Grede transactions, consist of customer relationships and
    platforms. Generally, customer relationships may dissipate at a more rapid rate in the

earlier periods following a company's succession to these relationships, with the rate of attrition declining over time until relatively few customers or contracts remain who persist for an extended period. Under this pattern, a significant amount of cash flows derived from the acquired customer base may be recognized in earlier periods and then fall to a materially reduced level in later years. In this regard, please tell us what consideration was given to using an accelerated method of amortization, rather than the straight-line method for purposes of amortizing your customer relationship intangibles to expense, as it appears this may result in a more systematic allocation of the intangibles' cost to the periods benefited.

Note 6. Metaldyne Transaction, page F-17

54. We note the disclosure indicating that the step-up in fair value of Metaldyne's inventories was expensed in cost of sales in 2012 and 2013. Please tell us and disclose in Note 6 how you determined the amounts to be expensed in 2012 and 2013, respectively.

Note 14. Debt, page F-20

55. We note that the terms of the HHI revolver and term loans, the Metaldyne credit agreement and the Grede term loan disclosed in Note 9 to your interim financial statements restrict your ability to pay dividends. Please revise the notes to your financial statements to disclose the nature and terms of such restrictions. Refer to the disclosure requirements outlined in Rule 4-08(e) of Regulation S-X. Also, if similar restrictions on the payment of dividends will exist upon completion of the refinancing in connection with the offering, please revise MD&A and the notes to your financial statements to disclose the nature and terms of such restrictions.

Note 19. Stock-based Compensation, page F-27

56. We note the disclosure indicating that in connection with the Combination, outstanding stock-based compensation awards of HHI and Metaldyne were converted into options to acquire MPG common stock. We also note that the number of shares converted was based on the relative fair values of HHI and Metaldyne and none of the vesting terms were changed. Please indicate whether the conversion of these stock-based compensation awards into options to acquire MPG common stock resulted in the recognition of any compensation expense in your financial statements pursuant to the guidance in ASC 718-20-35. If not, please explain why.

57. Please revise to disclose the aggregate intrinsic value of MPG's outstanding and exercisable options as of December 31, 2013, including those related to both HHI and Metaldyne. Refer to the disclosure requirements outlined in ASC 718-10-50-2. Also, it appears that the MPG Equivalent of HHI options exercisable should be as of December 31, 2013 rather than December 31, 2012 as currently disclosed on page F-29. Please

advise or revise as appropriate. The disclosures on page F-30 with respect to the MGP equivalent of Metaldyne options exercisable should be similarly revised.

Predecessor Company, page F-31

58. We note the disclosure on page F-31 which indicates that as a result of the HHI Transaction, all outstanding RSU shares of the predecessor vested on October 5, 2012 and were recorded at fair value in the predecessor period of 2012. We also note that this resulted in the recognition of a liability of $88.6 million, additional compensation expense of $86 million and a reversal of $2.6 million that was previously recorded in equity. Please explain in further detail how you calculated or determined the amount of the liability that was recognized in connection with the full vesting of the RSU shares upon consummation of the HHI Transaction.

Note 24. Related Party Transactions, page F-41

59. We note your discussion under "Our Principal Stockholders," on page 10, indicating that immediately following the closing of the offering, American Securities is expected to own a significant portion of your outstanding common stock. As a result, American Securities will be able to exert significant voting influence over fundamental and significant corporate matters and transactions. Please revise the notes to your financial statements and MD&A to indicate the percentage ownership interest that this party will continue to hold following completion of the offering and disclose their ability to exercise significant influence or control over your operations. Refer to the disclosure requirements outlined in ASC 850-10-50

Report of Independent Registered Public Accounting Firm, page F-45

60. We note that the review report of the independent registered public accounting firm makes reference to the report of other accountants regarding their review of ASP HHI Holdings as of June 29, 2014 and for the six month periods ended June 29, 2014 and June 30, 2013. Please revise the registration statement to include the review report of the other accountants referenced in this report. Refer to the guidance outlined in Rule 2-05 of Regulation S-X.

Unaudited Condensed Consolidated Statements of Cash Flows, page F-50

61. We note the presentation in your consolidated statement of cash flows for the six month period ended June 29, 2014 of the line item described as "proceeds from stock issuance" in the amount of $258,553. Please revise the notes to your financial statements to disclose the nature and significant terms of this transaction.

Note 4 – Grede Transaction, page F-53

62. Please tell us and explain in the notes to your financial statements how you determined
    the useful lives that are being used to amortize customer relationships and platforms and
    trade names and trademarks to expense. As part of your response and your revised
    disclosure, please explain in further detail why you believe that these categories of
    intangibles will continue to contribute to your expected cash flows for periods of 10 and
    15, years respectively from the related acquisition date pursuant to the guidance in ASC
    350-30-35.

63. Please revise Note 4 to disclose the amounts of revenue and earnings of Grede since the
    acquisition date which have been included in the consolidated income statement for the
    reporting period in which the acquisition occurred. Also, please revise to disclose the
    revenue, earnings and earnings per share of the combined entity for the six months ended
    June 29, 2014 as though the acquisition had occurred as of the beginning of the
    period. Comparable information for the prior interim period should also be presented as
    if these acquisitions had occurred at the beginning of the comparable interim reporting
    period. Refer to the disclosure requirements outlined in ASC 805-10-50-2(h) and Rule
    10-01(b)(4) of Regulation S-X.

Note 12 – Stock-based Compensation, page F-58

64. We note the disclosure on page F-59 which indicates that on August 4, 2014, the 18,099
    Grede RSUs were converted to 194,084 options to purchase common stock of MPG.
    Please tell us and revise Note 12 to explain whether the modification of these RSUs
    resulted in recognition of compensation expense pursuant to the guidance outlined in
    ASC 718-20-35. If not, please explain why.

Note 20 – Subsequent Events, page F-63

65. We note the disclosure in Note 20 which indicates that in connection with the
    combination transaction described in Note 20, additional options were granted. Please
    tell us and revise Note 20 to disclose the number and significant terms of these option
    grants, including their exercise price and the related term over which the options will
    vest. As part of your response and your revised disclosure, please also explain the
    method and significant assumptions that were used to determine the fair value of these
    option grants.

Grede Holdings LLC and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

Note 15. Subsequent Events, page F-122

66. We note the disclosure in Note 15 which indicates that on June 2, 2014, investment funds controlled by private equity firm American Securities purchased 100% of the membership interests in the Company for a purchase price of $833,763. We also note that as a result of this transaction, the Company accelerated vesting of membership interests in the amount of $46,280. Please tell us and revise Note 15 to explain how you calculated or determined the amount of expense recognized in connection with the accelerated vesting of Grede's membership units.

Item 15. Recent Sales of Unregistered Securities, page II-2

67. Please clarify whether any consideration was received in connection with the options granted by the registrant, as described in the last paragraph of this section. Refer to Item 701 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3217 with any other questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor

cc: Via E-mail
        Alexander D. Lynch, Esq.